SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F     X                 Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 30, 2009                        By: /s/ Victor DiTommaso_____________

                                                     Victor DiTommaso, Chief Financial Officer

Intertape Polymer Reports Fourth Quarter and Full-Year Results

          - Company adversely impacted by economic downturn

          - Solid financial footing enabled Company to weather fourth quarter storm

Montreal, Quebec and Bradenton, Florida – March 30, 2009 -- Intertape Polymer Group Inc. (TSX:ITP)(NYSE:ITP) ("Intertape" or the "Company") today released results for the three months and full year ended December 31, 2008. All dollar amounts are US denominated unless otherwise indicated.

"The majority of 2008 reflected the benefits of business model revisions, capital structure improvements, new product introductions, and cost reduction measures undertaken in the past several years. In the first nine months we achieved a $14.7 million ($0.25 per share, both basic and diluted) improvement in earnings despite the fact that the United States economy entered into recession in the fourth quarter of 2007 and resin-based raw materials costs had increased sharply and rapidly during this period," stated Intertape Chairman Eric E. Baker.

"A number of unprecedented events beyond our control combined to create a very disappointing fourth quarter. These included the failure of several financial institutions, the tightening of restrictions on the ability to access credit, a deepening recession, and specific to our industry, a rapid 60% decrease in resin costs and an inventory destocking throughout the supply chain. These factors resulted in a significant impact on our fourth quarter and full-year results. Nonetheless, we believe that the actions taken in late 2008 and early 2009 to stabilize our financial base, along with additional extensive cost cutting and cash conservation measures that we are implementing enable us to weather the severe recession," commented Intertape Executive Director, Melbourne F. Yull.

Earnings

The Company incurred a net loss in the fourth quarter of $99.8 million or $1.69 per share, which included a $66.7 million charge for goodwill impairment, compared to a net loss of $0.7 million or $0.01 per share for the corresponding quarter a year ago. In addition to the goodwill charge, the Company's fourth quarter results were adversely affected by a significant decline in customer demand, a rapid decline in the price of resin-based raw materials and other selected raw materials and an adjustment of the income tax valuation allowance. Adjusted net earnings for the fourth quarter of 2008 were a loss of $16.1 million, versus an adjusted net loss of $0.7 million for the fourth quarter of 2007.

For the full-year 2008, the Company recorded a net loss of $92.8 million or $1.57 per share versus a fiscal 2007 net loss of $8.4 million or $0.19 per share. The decrease is attributable primarily to the decline in fourth quarter results. The Company's profits for the first nine months of 2008 totaled $7.0 million ($0.12 per share, both basic and diluted), compared to a loss of $7.7 million ($0.19 per share, both basic and diluted) for the first nine months of 2007. For the full year 2008, adjusted net earnings were a loss of $3.1 million, versus an adjusted net loss of $2.2 million for 2007.

Sales

Sales for the fourth quarter were $153.1 million compared to the $191.5 million posted for the fourth quarter a year ago. Unit volumes decreased 22.4% from the fourth quarter of 2007 due to weaker end-user demand as well as inventory destocking by both end-users and the Company's distributor customer base.

Sales for the full year were $737.2 million compared to $767.3 million in 2007. The year-over-year drop was primarily attributable to the lower fourth quarter 2008 sales. For the first nine months of 2008, sales were essentially flat with the same period in 2007.

Gross profit and gross margin

Gross profit for the fourth quarter was a negative $5.5 million, compared to a gross profit of $28.4 million at a gross margin of 14.9% a year ago. The significant decline in gross profits for the fourth quarter is a result of $17.3 million in lower sales volumes and $16.6 million in gross margin compression. Included in the $16.6 million of gross margin compression is a non-cash charge of $7.7 million reducing inventories on hand at year-end to their net realizable value. Much of the remaining gross margin compression experienced in the fourth quarter related to the sale of inventories on hand at September 30, 2008.

Gross profit and gross margin for 2008 was $78.3 million and 10.6% respectively, compared to $116.3 million and 15.2% for 2007. Through the first nine months of 2008 gross profit was down $4.2 million compared to the same period in 2007 because of slightly lower sales volumes. The remainder of the decrease was due to the drop in the gross profit for the fourth quarter of 2008.

SG&A expenses

Selling, general and administrative expenses ("SG&A") were $15.9 million (10.4% of sales) for the fourth quarter, compared to $18.7 million (9.8% of sales) a year ago. 2008 SG&A expenses were $68.2 million (9.3% of sales) compared to $71.2 million (9.3% of sales) for 2007. The 2008 reduction in SG&A was primarily the result of lower professional fees paid to third parties.

EBITDA

EBITDA in the fourth quarter was a negative $80.6 million compared to $18.1 million for the same quarter a year ago and for 2008 was a negative $28.2 million versus $66.7 million last year. Adjusted EBITDA in the fourth quarter was $3.1 million compared to $18.1 million for the same quarter a year ago and for 2008 was $55.5 million versus $74.8 million last year. The lower adjusted EBITDA in the fourth quarter of 2008 compared to the fourth quarter of 2007 is the result of lower gross profits.

Segmented Information

Tapes & Films Division

Sales for the Tapes and Films ("T&F") Division for the fourth quarter were $122.6 million, an 18.8% decrease from sales in the fourth quarter of 2007. The decrease in sales volume was across substantially all product lines and reflected the deep economic downturn that impacted the global economy as a whole and the packaging industry in particular.

2008 sales decreased 2.2% to $592.2 million compared to $605.7 million for 2007. The Division had a sales volume (unit) decrease of 7.9% for 2008 and 2.7% for 2007. The sales volume decline in both 2008 and 2007 was not limited to particular product lines or channels of distribution. Approximately half of the 2008 sales volume decline occurred in the fourth quarter.

Gross profits for the fourth quarter were a negative $2.8 million compared to $24.5 million at a gross margin of 16.2% for the fourth quarter of 2007. Of the total decrease, $13.5 million was the result of lower sales, the balance was attributable to gross margin compression. Additionally, at December 31, 2008, the T&F Division recorded a non-cash charge reducing the carrying value of its on-hand inventories by $1.5 million to reflect net realizable value. The T&F Division recorded an additional non-cash charge of $1.9 million at December 31, 2008, representing the expected loss arising from outstanding raw material purchase commitments that are at above market price levels and that the Division does not expect to be able to recover through selling prices in 2009.

Gross profit and gross margin for 2008 were $67.4 million and 11.4% compared to $99.1 million and 16.4% for the same period a year ago, due to lower sales volumes and the compression of gross margins. Of the total decrease, $4.3 million was incurred in the first nine months of 2008, while the remainder, $27.4 million, in the fourth quarter.

EBITDA for the fourth quarter was a negative $9.0 million compared to $16.9 million for the fourth quarter of 2007. The decline in EBITDA in the fourth quarter of 2008 compared to the fourth quarter of 2007 is the result of a decrease in gross profits. EBITDA was $38.1 million in 2008 and $69.3 million in 2007 respectively. Adjusted EBITDA for the fourth quarter was $4.9 million compared to $16.9 million for the fourth quarter of 2007. Adjusted EBITDA was $52.0 million in 2008 and $69.3 million in 2007 respectively.

Tapes and Films Division EBITDA

Reconciliation to Net Earnings

(in millions of US dollars)

(unaudited)

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                                      Three months           Twelve months

For the periods ended December 31, 2008       2007         2008       2007

--------------------------------------------------------------------------

                                      $          $            $          $

Divisional earnings before

 impairment of goodwill and

 income taxes                     (16.5)       8.9          8.7       39.2

Depreciation and

 amortization                       7.5        8.0         29.4       30.1

--------------------------------------------------------------------------

EBITDA                             (9.0)      16.9         38.1       69.3

Add back:

Gross profit margin compression    13.9                    13.9

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Adjusted EBITDA                     4.9       16.9         52.0       69.3

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Engineered Coated Products Division

Fourth quarter sales for the Engineered Coated Products ("ECP") Division were $30.5 million, compared to $40.5 million for the fourth quarter of 2007. Sales volumes (units) decreased 24.3% for the fourth quarter of 2008 compared to the fourth quarter of 2007. Selling prices were relatively unchanged in the fourth quarter of 2008 compared to the fourth quarter of 2007, however, did decrease on a sequential basis. The weakening of the Canadian dollar relative to the US dollar during the fourth quarter of 2008 also contributed to the fourth quarter decline in sales. The sales volume decrease for the fourth quarter was across most of the ECP Division's products and was reflective of the deep global economic downturn that occurred in the fourth quarter.

2008 sales decreased 10.3% to $145.0 million compared to $161.6 million for 2007. The sales volume (units) decrease for 2008 compared to 2007 was 15.8%. The largest market for ECP products is the North American residential construction market, which experienced a slowdown starting in the summer of 2006 and dramatically intensified through 2008. For the first nine months of 2008, the decline in sales of traditional ECP products was mitigated by the introduction of several new residential construction market products that allowed the Company to participate in segments of the residential construction market that it previously had either not participated in or participated only on a small scale. In response to rising raw material costs, the ECP Division instituted substantial selling price increases during the first nine months of 2008. Selling prices declined in the fourth quarter of 2008 on a sequential basis as raw material costs decreased.

Gross profits for the fourth quarter totalled a negative $2.7 million at a gross margin of negative 8.7% compared to $4.0 million at a gross margin of 9.7% for the fourth quarter of 2007. Of the total decrease, $3.9 million was due to lower sales volumes and the remainder to gross margin compression. Additionally, at December 31, 2008, the ECP Division recorded a non-cash charge reducing the carrying value of its on-hand inventories by $3.9 million to reflect net realizable value. The ECP Division recorded an additional non-cash charge of $0.4 million at December 31, 2008, representing the expected loss arising from outstanding raw material purchase commitments that are at above market price levels and that the Division does not expect to be able to recover through selling prices in 2009.

Gross profits and gross margins were $10.9 million at 7.5% and $17.2 million at 10.7%, respectively in 2008 and 2007. The gross profit and gross margin decline for 2008 occurred in the fourth quarter. In the first nine months of 2008, the gross profit and gross margin improved slightly compared to the first nine months of 2007 due to increased selling prices and improved product mix.

EBITDA for the fourth quarter was a negative $3.9 million compared to $2.2 million for the fourth quarter of 2007. EBITDA for 2008 was $3.6 million, compared to $9.7 million for 2007. The decline was attributable to the lower gross profits. Adjusted EBITDA for the fourth quarter was a loss of $1.2 million compared to $2.2 million for the fourth quarter of 2007. Adjusted EBITDA was $6.3 million in 2008 and $9.7 million in 2007 respectively.

ECP Division EBITDA

Reconciliation to Net Earnings

(in millions of US dollars)

(unaudited)

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                                      Three months           Twelve months

For the periods ended December 31, 2008       2007         2008       2007

--------------------------------------------------------------------------

                                      $          $            $          $

Divisional earnings before

 impairment of goodwill and

 income taxes                      (5.9)       0.7         (2.8)       4.2

Depreciation and amortization       2.0        1.5          6.4        5.5

--------------------------------------------------------------------------

EBITDA                             (3.9)       2.2          3.6        9.7

Add back:

Gross profit margin compression     2.7                     2.7

--------------------------------------------------------------------------

Adjusted EBITDA                    (1.2)       2.2          6.3        9.7

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--------------------------------------------------------------------------

Cash flow from operations

The Company generated cash flows from operating activities in the fourth quarter of 2008 of $12.2 million compared to $16.1 million for the fourth quarter of 2007. The decrease was due to the decline in profitability, offset somewhat by cash generated as a result of working capital changes.

For 2008, cash flows from operating activities were $20.8 million, versus $37.8 million for 2007, because of the decline in profitability.

Liquidity

The Company relies upon the funds generated from operations and funds available to it under its five-year asset-backed loan ("ABL") to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. As at December 31, 2008, the Company had cash and unused availability under its ABL totalling $50.7 million.

The ABL has a financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. While the Company did not meet the ratio at December 31, 2008, it was not in effect as cash and unused availability was in excess of $50.0 million. To date, in the first quarter of 2009, the Company has maintained availability in excess of $25.0 million despite having capital expenditures and a semi-annual interest payment on the Senior Subordinated Notes totalling approximately $11.0 million. In addition, the Company has paid down its outstanding borrowings under the ABL by approximately $12.0 million in the first two months of 2009. It is the Company's intention to remain above the $25.0 million of unused availability threshold during 2009.

Income taxes

Included in deferred income tax expense for 2008 is $17.2 million of increases to the valuation allowance due to management's revised assessment of the recoverability of the Company's future income tax amounts in the current economic environment. Included in deferred income tax expense for 2007 is $2.6 million of increases to the valuation allowance.

Cost reduction efforts

Intertape has taken several measures in response to the challenges presented by the deep economic downturn including the reduction in staff and the elimination of many third party service providers. These cost reduction efforts are expected to save an estimated $7.0 million a year in operating expenses. In mid-January 2009 a temporary compensation reduction was implemented for salaried employees totaling approximately $3.5 million annually. In addition, the Company expects to continue to reduce costs throughout 2009 by approximately $23.0 million as part of its ongoing productivity improvement programs. Not all of the 2009 improvements are expected to contribute to an increase in the Company's earnings. Some of these cost savings are necessary to offset the increased economic costs of the Company's manufacturing operations, as well as to remain competitive in the marketplace.

Outlook

"While the general economic outlook remains quite uncertain, higher sales volumes within the Tapes and Films Division and the benefits of the expense reduction initiatives are expected to contribute to a sequential quarterly improvement in the EBITDA of the Company. The most significant improvements expected in the first quarter of 2009 compared to the fourth quarter of 2008 are the absence of the $16.6 million in gross margin compression and the $66.7 million goodwill impairment charge that were recorded in the fourth quarter of 2008. The Company anticipates earning positive EBITDA in the first quarter of 2009," commented Mr. Yull.

Unit order entry in the T&F Division for the first quarter is currently running at 8-10% above fourth quarter levels. Looking forward to the second and third quarters, the T&F Division is expecting an improvement in sales volumes due to the seasonal nature of some products and the expected benefits of the new product and market initiatives. Seasonal improvement is expected in the ECP Division during the second and third quarters of 2009, along with benefits from new product and market initiatives. The first quarter of the year is traditionally the slowest period for this Division as its two largest market product classes are residential construction and agriculture.

"In addition to the cost cutting and cash conservation measures that we have put in place over the past year, we plan to limit our 2009 capital spending to maintenance items, once certain outstanding commitments are fulfilled, until the outlook becomes clearer," stated Victor DiTommaso, Chief Financial Officer.

The Company estimates that its maintenance capital expenditures approximate $8.0 million a year.

Non-GAAP information

This release contains certain non-GAAP financial measures, including adjusted net earnings, EBITDA and Adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the financial measures to the most directly comparable GAAP measures.

"Adjusted net earnings" does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. "Adjusted net earnings" is defined by the Company as net earnings (as reported) less manufacturing facility closure costs, restructuring, strategic alternative and other charges, impairment of property, plant and equipment, impairment of goodwill, and unprecedented gross profit margin compression. A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

Adjusted Net Earnings (Loss)

Reconciliation to Net Earnings (Loss)

(in millions of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                             Three months                    Twelve months

For the periods ended

December 31,               2008      2007         2008      2007      2006

--------------------------------------------------------------------------

                              $         $            $         $         $

Net earnings (Loss) -

 As Reported              (99.8)     (0.7)       (92.8)     (8.4)   (166.7)

Add back:

Gross profit margin

 compression               16.6                   16.6

Manufacturing facility

 closures, restructuring,

 strategic alternatives

 and other charges

 (net of tax)                                                6.2      49.5

  Impairment of property,

   plant & equipment        0.4                    0.4

Impairment of goodwill

 (net of tax)              66.7                   66.7               110.3

Refinancing expense                                6.0

--------------------------------------------------------------------------

Adjusted net earnings

 (Loss)                   (16.1)     (0.7)        (3.1)     (2.2)     (6.9)

(in US dollars per share

 - diluted)

Net earnings (loss) -

 as reported              (1.69)    (0.01)       (1.57)    (0.19)    (4.07)

Adjusted net earnings

 (loss)                   (0.27)    (0.01)       (0.05)    (0.05)    (0.17)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

A reconciliation of the Company's EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. The Company defines adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, impairment of goodwill and unprecedented gross profit margin compression. Other companies in the Company's industry may calculate EBITDA and adjusted EBITDA differently than the Company does.

EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company's operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company's performance between the periods presented. In addition, EBITDA and adjusted EBITDA are used by management in evaluating the Company's performance.

EBITDA Reconciliation to

Net Earnings (Loss)

(in millions of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                             Three months                    Twelve months

For the periods ended

December 31,               2008      2007         2008      2007      2006

--------------------------------------------------------------------------

                              $         $            $         $         $

Net earnings (loss) -

 As reported              (99.8)     (0.7)       (92.8)     (8.4)   (166.7)

Add Back:

Financial expenses,

 net of amortization        5.6       5.1         21.6      23.9      25.3

Income taxes (recovery)     4.4       3.4          3.4      12.3     (30.7)

Depreciation &

 Amortization               9.2      10.3         39.6      38.9      36.6

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EBITDA                    (80.6)     18.1        (28.2)     66.7    (135.5)

Gross profit margin

 Compression               16.6                   16.6

Manufacturing facility

 closures, restructuring,

 strategic alternatives

 and other charges                                           8.1      76.1

Impairment of property,

 plant & equipment          0.4                    0.4

Impairment of goodwill     66.7                   66.7               120.0

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Adjusted EBITDA             3.1      18.1         55.5      74.8      60.6

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Conference Call

A conference call to discuss Intertape's 2008 fourth quarter and full-year results will be held this morning at 10 A.M. Eastern Time. Participants may dial 1-800-230-1059 (U.S. and Canada) and 1-612-332-0637 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320- 365-3844 (International), and entering the Access Code 993310. The recording will be available from today, March 30, 2009 at 12:00 P.M. until Thursday, April 30, 2009 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, financial condition or results. Particularly, statements about the Company's objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains certain non-GAAP financial measures as defined under SEC rules, including EBITDA adjusted EBITDA and adjusted net earnings. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosures, provide a meaningful presentation of the Company's results from its core business operations, by excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended December 31,

(In thousands of US dollars,

 except per share amounts)

(Unaudited)

--------------------------------------------------------------------------

                                      Three months           Twelve months

--------------------------------------------------------------------------

                                  2008        2007         2008       2007

--------------------------------------------------------------------------

                                     $           $            $          $

Sales                          153,142     191,453      737,155    767,272

Cost of sales                  158,620     163,010      658,900    650,931

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Gross profit                    (5,478)     28,443       78,255    116,341

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Selling, general and

 administrative expenses        15,874      18,664       68,189     71,169

Stock-based compensation

 expense                           170         289        1,268      1,780

Research and development

 expenses                        1,307         947        5,610      4,135

Financial expenses

  Interest                       3,812       5,706       18,365     27,425

  Other                          1,948         205        1,425       (206)

  Refinancing                                             6,031

Manufacturing facility

 closures, restructuring,

 strategic alternatives,

 and other charges                                                   8,114

--------------------------------------------------------------------------

                                23,111      25,811      100,888    112,417

--------------------------------------------------------------------------

Earnings (loss) before

 impairment of goodwill and

 income taxes                  (28,589)      2,632      (22,633)     3,924

Impairment of goodwill          66,726                   66,726

--------------------------------------------------------------------------

Earnings (loss) before

 income taxes                  (95,315)      2,632      (89,359)     3,924

Income taxes                     4,478       3,349        3,440     12,317

--------------------------------------------------------------------------

Net loss                       (99,793)       (717)     (92,799)    (8,393)

--------------------------------------------------------------------------

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Loss per share

  Basic                          (1.69)      (0.01)       (1.57)     (0.19)

  Diluted                        (1.69)      (0.01)       (1.57)     (0.19)

Consolidated Deficit

Periods ended December 31,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                      Three months           Twelve months

--------------------------------------------------------------------------

                                  2008        2007        2008        2007

--------------------------------------------------------------------------

                                     $           $           $           $

Balance, beginning of period   (60,740)    (66,765)    (67,482)    (59,532)

Cummulative impact of

 accounting changes relating

 to financial instruments

 and hedges                                                            443

Cummulative impact of

 accounting changes relating

 to inventories                                           (252)

--------------------------------------------------------------------------

Balance as at beginning of

 period, as restated           (60,740)    (66,765)    (67,734)    (59,089)

Net loss                       (99,793)       (717)    (92,799)     (8,393)

--------------------------------------------------------------------------

Balance, end of period        (160,533)    (67,482)   (160,533)    (67,482)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Weighted average

 number of common

 shares outstanding

  Basic                     58,951,050  58,185,756  58,956,348  45,286,644

  Diluted                   58,951,050  58,185,756  58,956,348  45,286,644

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended December 31,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                      Three months           Twelve months

--------------------------------------------------------------------------

                                  2008        2007        2008        2007

--------------------------------------------------------------------------

                                     $           $           $           $

Net loss                       (99,793)       (717)    (92,799)     (8,393)

--------------------------------------------------------------------------

Other comprehensive income

  Change in fair value of

   interest rate swap

   agreements, designated

   as a cash flow hedges

  (net of future income

   taxes of $1,053 and $1,733

   for the three and twelve

   months ended December 31,

   2008, respectively; $565

   and $964 for the three

   and twelve months ended

   December 31, 2007,

   respectively)                (1,792)       (961)     (2,950)     (1,641)

  Settlement of interest

   rate swap

   agreements, recorded in

   consolidated earnings

  (net of income taxes of

   $1,080)                                               1,840

  Change in fair value of

   forward foreign exchange

   rate contracts,

   designated as cash flow

   hedges (net of future

   income taxes of $151)          (257)                   (257)

  Reduction of the net

   investment in a foreign

   subsidiary                      244                    (899)

  Change in accumulated

   currency translation

   adjustments                 (23,288)      4,870     (32,644)     31,824

--------------------------------------------------------------------------

Other comprehensive income     (25,093)      3,909     (34,910)     30,183

--------------------------------------------------------------------------

Comprehensive income (loss)

 for the period               (124,886)      3,192    (127,709)     21,790

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Intertape Polymer Group Inc.

Consolidated Cash Flows

 Periods ended December 31,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                      Three months           Twelve months

--------------------------------------------------------------------------

                                  2008        2007        2008        2007

--------------------------------------------------------------------------

                                     $           $           $           $

OPERATING ACTIVITIES

Net loss                       (99,793)       (717)    (92,799)     (8,393)

Non-cash items

  Depreciation and amortization  9,232      10,343      36,538      38,902

  Impairment of goodwill        66,726           0      66,726

  Loss on disposal of property,

   plant and equipment             325         353         532         460

  Property, plant and equipment

   impairment and other charges

   in connection with

   manufacturing facility

   closures, restructuring,

   strategic alternatives and

   other charges                                                     1,373

  Write-down of inventories      7,703                   7,703

  Impairment of property,

   plant and equipment             424                     424

  Write-off of debt issue

   expenses in connection with

   debt refinancing                                      3,111

  Future income taxes            4,996       3,461       4,006      11,439

  Stock-based compensation

   expense                         169         289       1,268       1,780

  Pension and post-retirement

   benefits funding in excess

   of amounts expensed            (239)       (504)     (1,479)     (2,356)

  Foreign exchange gain

   resulting from the reduction

   of a net investment in a

   foreign subsidiary             (899)                   (899)

--------------------------------------------------------------------------

Cash flows from operations

 before changes in non-cash

 working capital items         (11,356)     13,225      25,131      43,205

--------------------------------------------------------------------------

Changes in non-cash working

 capital items

  Trade receivables             30,659      21,736      12,310       9,545

  Other receivables             (1,031)       (763)     (1,491)       (791)

  Inventories                    9,487      (8,952)     (6,556)    (18,736)

  Parts and supplies              (668)       (157)     (1,306)       (817)

  Prepaid expenses                 347         301         364         515

  Accounts payable and

   accrued liabilities         (15,284)     (9,298)     (7,664)      4,835

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                                23,510       2,867      (4,343)     (5,449)

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Cash flows from operating

 activities                     12,154      16,092      20,788      37,756

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INVESTING ACTIVITIES

Property, plant and

 equipment                      (3,084)     (6,003)    (21,048)    (18,470)

Proceeds on the disposal

 of property, plant and

 equipment                          80         419       3,202       1,376

Other assets                      (111)        525        (795)     (1,308)

Intangible assets                 (570)                 (3,207)

Goodwill                                                              (300)

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Cash flows from investing

 activities                     (3,685)     (5,059)    (21,848)    (18,702)

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FINANCING ACTIVITIES

Change in bank indebtedness                    (53)

Long-term debt                  23,908        (121)    160,119          73

Debt issue expenses               (134)         33      (2,777)     (2,269)

Repayment of long-term debt    (26,953)    (16,877)   (154,952)    (80,738)

Proceeds from shareholders'

 rights offering                            16,875                  62,753

Shareholders' rights

 offering costs                             (1,902)                 (1,902)

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Cash flows from financing

 activities                     (3,179)     (2,045)      2,390     (22,083)

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Net increase (decrease)

 in cash                         5,290       8,988       1,330      (3,029)

Effect of foreign currency

 translation adjustments          (837)        461      (1,469)      1,259

Cash, beginning of period       10,937       6,080      15,529      17,299

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Cash, end of period             15,390      15,529      15,390      15,529

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Consolidated Balance Sheets

As at December 31,

(In thousands of US dollars)

(Unaudited)

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                                                         2008         2007

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                                                            $            $

ASSETS

Current assets

  Cash                                                 15,390       15,529

  Trade receivables                                    75,467       91,427

  Other receivables                                     4,093        2,970

  Inventories                                          90,846       99,482

  Parts and supplies                                   14,119       13,356

  Prepaid expenses                                      3,037        3,522

  Future income taxes                                   9,064       11,231

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                                                      212,016      237,517

Property, plant and equipment                         289,763      317,866

Other assets                                           22,364       23,176

Intangible assets                                       3,956

Future income taxes                                    47,067       53,990

Goodwill                                                            70,250

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                                                      575,166      702,799

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LIABILITIES

Current liabilities

  Accounts payable and accrued liabilities             78,249       88,866

  Installments on long-term debt                          623        3,074

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                                                       78,872       91,940

Long-term debt                                        250,802      240,285

Pension and post-retirement benefits                    9,206        9,765

Deriative financial instruments                         2,969          799

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                                                      341,849      342,789

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SHAREHOLDERS' EQUITY

Capital stock                                         348,174      348,174

Contributed surplus                                    13,124       11,856

Deficit                                              (160,533)     (67,482)

Accumulated other comprehensive income                 32,552       67,462

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                                                     (127,981)         (20)

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                                                      233,317      360,010

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                                                      575,166      702,799

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CONTACT INFORMATION:

MaisonBrison
Rick Leckner
514-731-0000